UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-122778

                 UNIVERSAL CITY FLORIDA HOLDING CO. I
         UCFH I FINANCE, INC.
        UNIVERSAL CITY FLORIDA HOLDING CO. II
                         UCFH II FINANCE, INC.
(Exact name of registrants as specified in their charters)

               1000 UNIVERSAL STUDIOS PLAZA

     ORLANDO, FL 32819-7610

     (407) 363-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

             Floating Rate Notes due 2010

             8.375% Senior Notes due 2010

(Title of each class of securities covered by this Form)

                                                   none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                ☐

Rule 12g-4(a)(2)                                ☐

Rule 12h-3(b)(1)(i)                            ☒

Rule 12h-3(b)(1)(ii)                           ☐

Rule 15d-6                                          ☐

Approximate number of holders of record as of the certification or notice date:  Four holders in the case of the Registrants' Floating Rate Notes and 27 holders in the case of the Registrants' 8.375% Notes

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:  November 10, 2009                                                                                                                                                           UNIVERSAL CITY FLORIDA HOLDING CO. I

By:             /s/ Tracey L. Stockwell
Name:         Tracey L. Stockwell
Title:           Principal Financial Officer

Date:  November 10, 2009                                                                                                                                                           UCFH I FINANCE, INC.

By:              /s/ Tracey L. Stockwell
Name:         Tracey L. Stockwell
Title:           Principal Financial Officer

Date:  November 10, 2009                                                                                                                                                           UNIVERSAL CITY FLORIDA HOLDING CO. II

By:             /s/ Tracey L. Stockwell
Name:        Tracey L. Stockwell
Title:          Principal Financial Officer

Date:  November 10, 2009                                                                                                                                                           UCFH II FINANCE, INC.

By:              /s/ Tracey L. Stockwell
Name:         Tracey L. Stockwell
Title:           Principal Financial Officer